Citigroup Inc.
Pricing Sheet No. 2014—CMTNG0221 dated September 24, 2014 relating to
Preliminary Pricing Supplement No. 2014-CMTNG0221 dated August 29, 2014
Registration Statement No. 333-192302
Filed Pursuant to Rule 433

Fixed to Floating Rate Notes Due September 29, 2034
Leveraged Callable CMS Curve Linked Notes
PRICING TERMS—SEPTEMBER 24, 2014
Aggregate stated principal amount:	$20,000,000
Stated principal amount:	$1,000 per note
Pricing date:	September 24, 2014
Issue date:	September 29, 2014
Maturity date:	Unless earlier called by us, September 29, 2034
Payment at maturity:	At maturity, unless we have earlier called the notes, you will receive for each note you then hold an amount in cash equal to $1,000 plus any accrued and unpaid interest
Interest:
▪ During each interest period from and including the issue date to but excluding September 29, 2015, the notes will bear interest at a fixed rate of 10.00% per annum
▪ During each interest period commencing on or after September 29, 2015, the notes will bear interest at a floating rate equal to 4 times the modified CMS reference index, as determined on the CMS reference determination date for that interest period, subject to a maximum interest rate of 10.00% per annum and a minimum interest rate of 0.00% per annum
After the first year of the term of the notes, interest payments will vary based on fluctuations in the modified CMS reference index.  After the first year, the notes may pay a below-market rate or no interest at all for an extended period of time, or even throughout the entire remaining term.

CMS reference index:	On any CMS reference determination date, CMS30 minus CMS2, each as determined on that CMS reference determination date
Modified CMS reference index:	The CMS reference index minus 0.25%
CMS reference determination date:	For any interest period commencing on or after September 29, 2015, the second U.S. government securities business day prior to the first day of that interest period
Interest period:	Each three-month period from and including an interest payment date (or the issue date, in the case of the first interest period) to but excluding the next interest payment date
Interest payment dates:	The 29th day of each March, June, September and December, beginning on December 29, 2014 and ending on the maturity date or, if applicable, the date when the notes are redeemed
Day count convention:
During each interest period, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months. The amount of each interest payment, if any, will equal (i) the stated principal amount of the notes multiplied by the interest rate in effect during the applicable interest period divided by (ii) 4

Call right:
We may call the notes, in whole and not in part, for mandatory redemption on any interest payment date beginning on September 29, 2015, upon not less than five business days’ notice.  Following an exercise of our call right, you will receive for each note you then hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

Listing:	The notes will not be listed on any securities exchange
CUSIP / ISIN:	1730T0X46 / US1730T0X468
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer(2)
Per note:	$1,000	$35	$965
Total:	$20,000,000	$700,000	$19,300,000
(1) On the pricing date, the estimated value of the notes is $890.00 per note, which is less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in the related preliminary pricing supplement.
(2) CGMI will receive an underwriting fee of up to $35 for each $1,000 note sold in this offering. Certain selected dealers, including Morgan Stanley & Co. LLC, and their financial advisors will collectively receive from CGMI a selling concession of up to $35 for each $1,000 note they sell.The per note proceeds to issuer above represents the minimum per note proceeds to issuer, assuming the maximum per note underwriting fee. The total underwriting fee and proceeds to issuer shown above gives effect to the actual amount of this variable underwriting fee.  For more information on the distribution of the notes, see “Supplemental Plan of Distribution” in the related preliminary pricing supplement.  In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.

You should read this document together with the related preliminary pricing supplement and the other following documents, each of which can be accessed via the following hyperlinks:

Preliminary Pricing Supplement dated August 29, 2014             Product Supplement IE-07-01 dated August 4, 2014

Prospectus Supplement and Prospectus each dated November 13, 2013

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Inc. has filed a registration statement (including a related preliminary pricing supplement, an accompanying product supplement and an accompanying prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the related preliminary pricing supplement, the accompanying product supplement and the accompanying prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement, the accompanying product supplement and the accompanying prospectus supplement and prospectus by calling toll-free 1-800-831-9146.